================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                                              Commission File Number 33-33263-NY
                                                                     -----------

                           NOTIFICATION OF LATE FILING

      (Check One):    [ ] Form 10-K     [ ] Form 11-K      [ ] Form 20-F
  [X] Form 10-QSB     [ ] Form N-SAR

     For Period Ended:      June 30, 2001
                      -------------------------------------------------------
 [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                      ---------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   GTM Holdings, Inc.
                        --------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)
Suite 12/F Nam Kwong Building, Avenida Rodrigo Rodriques
--------------------------------------------------------------------------------
City, state and zip code  Macau S.A.R., China
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day
[X]       following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Quarterly Report on Form 10-QSB could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant completed a reverse merger with American Overseas Investment Co., a corporation formed under the laws of Macau, on June 12, 2001, as set forth in the Registrant's Form 8-K filed via EDGAR of the same date. As such, the Registrant has changed directors, officers and some of its outside advisors, and there have been substantial changes to the assets and liabilities of the Registrant. This merger process, as well as the efforts of the Registrant's outside auditors to provide appropriate financial statements and information as required on Form 8-K/A within 60 days from the date the Form 8-K was required to be filed, has taken more time than anticipated; as such, the Registrant is not in a position to finalize its 10-QSB Quarterly Report for the fiscal quarter ending June 30, 2001 within the 45 day filing requirement of the Securities Act of 1934, as amended. The Registrant currently expects, however, that it will be able to file a Quarterly Report on Form 10-QSB with such additional time provided pursuant to Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Ms. Melissa Yang                             011        (853)711-128
--------------------------------------------------------------------------------
             (Name)                             (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

                               GTM Holdings, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2001                        By /s/ Marian Yu Fisher
    ----------------                           -------------------------------
                                            Name:  Marian Yu Fisher
                                            Title: Director


                                            By /s/ Tam Mei I
                                               -------------------------------
                                            Name:  Tam Mei I
                                            Title: Director


                                            By /s/ Brian Murphy
                                               -------------------------------
                                            Name:  Brian Murphy
                                            Title: Director
================================================================================